FILE NO. 69-351




                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.


                                   FORM U-3A-2



                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                    UNDER RULE U-3A-2 FROM THE PROVISIONS OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                      TO BE FILED ANNUALLY PRIOR TO MARCH 1



                             DUKE ENERGY CORPORATION



hereby files (on behalf of itself and all of the members of its consolidated group as described herein) with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
(EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

         Duke Energy Corporation (the "Claimant"), formerly Duke Power Company, is a North Carolina corporation engaged in the generation, transmission, distribution and sale of electric energy in the central portion of North Carolina and the western portion of South Carolina. Its service area, approximately two-thirds of which is located in North Carolina, covers about 20,000 square miles with an estimated population of 5,100,000 and includes a number of cities, of which the largest are Charlotte, Greensboro, Winston-Salem and Durham in North Carolina and Greenville and Spartanburg in South Carolina. On June 18, 1997, Duke Power Company changed its name to Duke Energy Corporation in accordance with the terms of a merger agreement with PanEnergy Corp, a Delaware corporation (PanEnergy), which, through subsidiaries, is involved in the gathering, processing, transportation and storage of natural gas, the production of natural gas liquids and the marketing of natural gas, electricity, liquefied petroleum gases and related energy services. Pursuant to the merger, each share of PanEnergy common stock outstanding was converted into the right to receive 1.0444 shares of the Claimant's common stock, and PanEnergy became a wholly owned subsidiary of the Claimant. The Claimant is also engaged in a variety of diversified operations, most of which are organized in separate subsidiaries. Claimant has no public utility subsidiaries other than Nantahala Power and Light Company ("NP&L").

         During the year ended December 31, 1997, the Claimant's electric generation, transmission and distribution revenues amounted to approximately $4.3 billion, of which about 70% was derived from North Carolina and 30% from South Carolina. The Claimant's executive offices are located in the Power Building, 422 South Church Street, Charlotte, North Carolina 28202. (Reference is made to the Form 10-K Annual Report of the Claimant for the year ended December 31, 1997, to be incorporated herein by reference for additional information concerning the business of Claimant.)

        The Claimant has the following active direct subsidiaries, all of which are wholly owned:

1. NP&L, a North Carolina corporation, is engaged in the business of generating, transmitting and distributing electric power in western North Carolina.

2. Duke Capital Corporation ("Duke Capital"), formerly Church Street Capital Corp., is a Delaware corporation which serves as a parent company and provides funding and credit enhancement services for the non-electric operating subsidiaries in the Claimant's system. For further information on the subsidiaries of Duke Capital, including PanEnergy and its subsidiaries, reference is made to the Form 10-K Annual Report of Claimant for the year ended December 31, 1997, to be incorporated by reference herein.

        The Claimant has the following inactive subsidiaries, all of which are wholly owned:
         1.       Eastover Mining Company, a Kentucky corporation
         2.       Eastover Land Company, a Kentucky corporation
         3. Catawba Mfg. & Electric Power Company, a North Carolina corporation
         4.       Western Carolina Power Company, a North Carolina corporation
         5.       Caldwell Power Company, a North Carolina corporation
         6.       Southern Power Company, a North Carolina corporation
         7. Greenville Gas & Electric Light & Power Company, a South Carolina corporation
         8.       Wateree Power Company, a South Carolina corporation
         9.       Western Fuel, Inc., a Wyoming corporation

         2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH THE CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

         At December 31, 1997, the Claimant operated three nuclear generating stations, eight coal-fired stations, twenty hydroelectric stations and six combustion turbine stations, all of which are located in North Carolina or South Carolina.

             The following is a list of the major generating stations owned by the Claimant at December 31, 1997:

           Facility               Energy Source                      Net MW
           --------               -------------                      ------
         Oconee                     Nuclear                           2,538
         McGuire                    Nuclear                           2,258
         Catawba                    Nuclear                             282(1)

         Belews Creek               Coal                              2,240
         Marshall                   Coal                              2,090
         Allen                      Coal                              1,140
         Cliffside                  Coal                                760
         Others                     Coal                              1,469

         Bad Creek                  Hydroelectric                     1,065
         Jocassee                   Hydroelectric                       610
         Others                     Hydroelectric                     1,010

         Combustion                 Oil and gas                       1,784
           turbines
        -------------------

         (1) Represents the Claimant's 12-1/2 percent ownership share of the Catawba Nuclear Station.

         In addition to the electric generating plants described above, the Claimant owned, as of December 31, 1997, approximately 12,800 conductor miles of transmission lines, including 600 conductor miles of 500 kilovolts, 2,600 conductor miles of 220 kilovolts, 6,400 conductor miles of 100 kilovolts, and 3,200 conductor miles of 13 - 66 kilovolts.

         The Claimant also owned, as of December 31, 1997, approximately 75,000 conductor miles of distribution lines, including 47,300 conductor miles of rural overhead lines, 15,000 conductor miles of urban overhead lines, 7,000 conductor miles of rural underground lines and 5,700 conductor miles of urban underground lines.

         As of such date, the Claimant's transmission and distribution systems comprised approximately 1,600 substations with an installed transformer capacity of approximately 84,100,000 kVA.

         NP&L's generation facilities consist of eleven hydroelectric plants with an aggregate nameplate capacity of approximately 100 MW. The Claimant supplies all of NP&L's supplemental power needs from Duke Energy's Tuckaseegee Substation near NP&L's Thorpe Plant. NP&L also has an interconnection of 161 kV with the Tennessee Valley Authority ("TVA") at Santeetlah, North Carolina. The transmission backbone of the NP&L system is a 161 kV line from Duke Energy's Tuckaseegee Substation to the interconnection with TVA at Santeetlah, with Nantahala substations at Robbinsville, Nantahala Plant, Oak Grove, Webster and Thorpe Plant. At these substations, voltage is stepped down and sent over lower voltage lines to customers.

         Reference is made to the map attached hereto as Exhibit D for the locations of principal generating plants, transmission lines, and distribution facilities of the Claimant and NP&L. Such map is incorporated herein by reference.


         3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO THE CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

         (A) NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

         Number of kwh. of electric energy sold (at retail or wholesale):
         ----------------------------------------------------------------

                     Company                      Kwh.
                     -------                      ----

                     Claimant        69,842,141,000(1)   (retail)
                                      7,288,012,000(2)   (wholesale)

                     NP&L               926,430,000(3)   (retail)
                                         88,941,000(4)   (wholesale)

-----------
       (1) Excludes 411,184,000 Kwh for change in electric service rendered but not yet billed to customers.
       (2) Excludes 10,704,988,000 Kwh received by the other joint owners of the Catawba Nuclear Station, which represents delivery of the other joint owners' energy entitlements. These deliveries are not reflected as sales by the Claimant. Includes sales to NP&L of 613,364,000 Kwh.
       (3) Excludes (4,646,000) Kwh for change in electric service rendered but not yet billed to customers.
       (4) Includes sales to Claimant of 4,100,000 Kwh.


           Gas Sales (at retail)
           ---------------------
                     Company                        Mcf.
                     -------                        ----

                     Claimant                       None
                     NP&L                           None


         (B) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH COMPANY IS ORGANIZED.

                     Company                        Kwh.
                     -------                        ----

                     Claimant                       21,480,350,000
                     NP&L                           None

                     Company                        Mcf.
                     -------                        ----

                     Claimant                       None
                     NP&L                           None

          (C) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

                     Company                        Kwh.
                     -------                        ----

                     Claimant                       3,377,489,000(1)
                     NP&L                           None

                     Company                        Mcf.
                     -------                        ----

                     Claimant                       None
                     NP&L                           None
 ------------------
          (1) Excludes 1,199,569,000 Kwh delivered to the other joint owners of the Catawba Nuclear Station outside North Carolina associated with the McGuire reliability exchange agreement.


         (D) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

                     Company                        Kwh.
                     -------                        ----

                     Claimant                       1,520,011,000(1)
                     NP&L                               4,100,000(2)

                     Company                        Mcf.
                     -------                        ----

                     Claimant                       None
                     NP&L                           None
---------------
          (1) Excludes 1,612,322,000 Kwh delivered from the other joint owners of the Catawba Nuclear Station outside North Carolina associated with the McGuire reliability exchange agreement.
          (2) This amount reflects purchases from TVA, which is organized outside North Carolina. However, such purchases are made at interconnection points inside North Carolina. All Kwh purchased from TVA were sold to Claimant.


         4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

         (A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

         The Claimant owns indirect equity interests in three foreign utility companies that, during 1997, directly owned electric facilities in Argentina, and one foreign utility company that directly owns electric facilities in Indonesia. Such electric facilities are described in paragraphs (1) through (4) below:

(1)      CENTRAL TERMICA GUEMES S.A. ("GUEMES")

         Location of                 Ruta 34 KM 1135
         Facility:                   (4430) GRAL.M.M. de Guemes
                                     Salta, Argentina

         Business                    Adolfo Alsina 633, Fifth Floor
         Address:                    1384 Buenos Aires
                                     Republic of Argentina

         Guemes owns the Guemes Power Station, which is comprised of three gas fired units, two of which have a nameplate capacity of 60 MW each and one of which has a nameplate capacity of 125 MW.

         Guemes sells electric energy and capacity in the "Wholesale Electric Market" which has been established by statute in Argentina under the jurisdiction of the Argentine Secretariat of Energy and the National Regulatory Entity of Electricity. Energy and capacity are sold on a competitive spot market basis in accordance with dispatch instructions from a central dispatch center and under term agreements.

(2)      COMPANIA DE TRANSPORTE DE ENERGIA
         ELECTRICA EN ALTA TENSION
         TRANSENER S.A. ("TRANSENER")

         Location of                 Paseo Colon 728
         Facility:                   Buenos Aires,  Argentina

         Business                    Av. de Mayo, 645 First Floor
         Address:                    Buenos Aires
                                     Republic of Argentina

         Transener holds an exclusive 95-year concession for the transmission of high tension electric energy in Argentina. The transmission facilities that Transener owns consist of 6,867 kilometers of 500 kV transmission lines, 284 kilometers of 220 kV transmission lines and 27 transforming substations. All of Claimant's equity ownership interest in the Transener facilities was sold by an indirect subsidiary of Claimant in June 1997. For a further description of this sale, see section 4 (b)(2) hereof.

(3)      HIDROELECTRICA PIEDRA DEL AGUILA S.A.
         ("PIEDRA DEL AGUILA")

         Location of                 (8314) VILLA Piedra del Aguila
         Facility:                   Neuquen,  Argentina

         Business                    Av. de Mayo, 645 First Floor
         Address:                    Buenos Aires
                                     Republic of Argentina

         Piedra del Aguila holds an exclusive 30-year concession for the generation of hydroelectric energy from the facility located at Piedra del Aguila in the Provinces of Neuquen and Rio Negro in Argentina. The facility consists of four 350 MW units. Energy and capacity are sold on a competitive spot market basis in accordance with dispatch instructions from a central dispatch center and under term agreements.

 (4)     P.T. PUNCAKJAYA POWER ("PJP")

         Location of                 Irian Jaya region
         Facility:                   of eastern Indonesia

         Business                    Plaza 89, 5th Floor
         Address:                    J1. H.R. Rasuna Said Kav. X-7 No. 6
                                     Jakarta 12940, Indonesia

         PJP owns certain facilities consisting of power generation and power delivery assets located in Irian Jaya, Indonesia. Such facilities provide electric power to a large mining and milling operation and its surrounding infrastructure. The operational generation assets include eight separate power generation facilities consisting of an aggregate of 66 diesel-fueled generating units (ranging from .32 MW to 4.7 MW), and one hydroelectric generating facility consisting of two hydroelectric generating units (approximately 3.15 MW each). The power plants have a combined adjusted nameplate capacity of approximately 194 MW. Additionally, a 3 unit, 195 MW coal-fired generation plant is under construction, with completion expected in 1998.

         The facilities also include the following transmission assets: a 5 kilometer 115 kV ring bus which interconnects certain of the power production plants, a 15 kilometer 20 kV transmission line which joins two portions of the facilities and a 10 kilometer 13 kV transmission line which joins other portions of the facilities. Additionally, a 96.6 kilometer transmission line is under construction, with completion expected in 1998.

         The Claimant also owns an indirect equity interest in an electric EWG facility described in paragraph (5) below:

(5)      PANENERGY LAKE CHARLES GENERATION, INC. ("LAKE CHARLES")

         Location of                 Hwy 384 and Lincoln Road
         Facility:                   Calcasieu Parish
                                     Lake Charles, LA

         Business                    Duke Energy Power Services, LLC
         Address:                    10777 Westheimer Suite 975
                                     Houston, Texas  77042

         The facility is a 16 MW natural gas-fired generating facility located in Lake Charles, Louisiana, and certain related interconnection facilities. Capacity and energy of the facility are sold at wholesale, as defined in Section 201(d) of the Federal Power Act ("FPA").

         (B) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

         Set forth below, under the names of the facilities described in
Section 4(a) above, are the system companies holding interests therein and the relationship of such companies to the Claimant. Each of the companies listed below is a foreign utility company or EWG. The interests in the foreign utility companies described in Section 4(a) are all directly or indirectly held by Duke Energy Global Asset Development, Inc., a Nevada corporation ("DEGAD"). Lake Charles is directly held by Panhandle Acquisition Three, Inc., a Delaware corporation. Both DEGAD and Panhandle Acquisition Three, Inc. are indirect subsidiaries of Duke Capital, a direct subsidiary of the Claimant. Reference is made to the organizational charts in Exhibits C-1 through C-5.

(1)      GUEMES FACILITY

         Central Termica Guemes S.A.
         Duke Guemes, Inc.
         Powerco S.A.
         Powerco Services S.A.
         Duke Guemes Operating Corp.

         Duke Guemes, Inc., a Delaware corporation ("Duke Guemes"), is a wholly owned direct subsidiary of Duke Energy Group, Inc., a Delaware corporation ("DEG"), which is a wholly owned direct subsidiary of DEGAD. Duke Guemes in turn owns a 25% equity interest in Powerco S.A., an Argentine corporation headquartered in Buenos Aires ("Powerco"). Powerco owns a 60% equity interest in Guemes. This ownership results in Duke Guemes owning a 15% indirect equity interest in Guemes. Duke Guemes also owns 51% of Powerco Services S.A., an Argentine corporation ("Powerco Services"), which provides operating expertise to the Guemes facility, and is the operator of the Guemes station presently qualified by the Argentine government. Duke Guemes owns 100% of the outstanding voting stock of Duke Guemes Operating Corp., a Delaware corporation ("DGOC"), which assists Powerco Services in operating the Guemes Power Station.

(2)      TRANSENER FACILITIES

         Compania de Transporte de Energia
           Electrica en Alta Tension
           Transener S.A.
         Duke Transener, Inc.
         Compania Inversora en Transmision
           de Electrica Citelec S.A. ("Citelec")
         Duke Transener Operating Corp. ("DTOC")

         Duke Transener, Inc., a Delaware corporation ("Duke Transener"), is a wholly owned direct subsidiary of DEG, which is a direct wholly owned subsidiary of DEGAD. Duke Transener owned a 15% equity interest in Citelec, an Argentine corporation based in Buenos Aires, which in turn had a 65% equity interest in Transener, resulting in Duke Transener holding a 9.75% indirect equity interest in Transener. Duke Transener sold its equity interest in Citelec, and thus its equity interest in Transener in June 1997. DTOC, which is 100% owned by Duke Transener, formerly assisted Duke Transener in operating the Transener facilities. As of the date of the sale in June 1997, neither Duke Transener nor DTOC continued to provide such services.

 (3)     PIEDRA DEL AGUILA FACILITY

         Hidroelectrica Piedra del Aguila S.A.
         Duke Hidronor, Inc.
         Duke Hidronor (Caymans) Ltd.
         Hidroneuquen S.A.
         Duke Hidronor Operating Corp.

         Duke Hidronor, Inc., a Delaware corporation ("Duke Hidronor"), is a wholly owned direct subsidiary of DEG, which is a wholly owned direct subsidiary of DEGAD. Duke Hidronor owns 100% of Duke Hidronor (Caymans) Ltd. ("DHCL"), which in turn owns a 16.54% equity interest in Hidroneuquen S.A. ("Hidroneuquen"), an Argentine corporation. Hidroneuquen owns a 59% equity interest in Piedra del Aguila, resulting in Duke Hidronor holding a 9.76% indirect equity interest in Piedra del Aguila. Duke Hidronor also owns 100% of the outstanding voting stock of Duke Hidronor Operating Corp., a Delaware corporation ("DHOC"). DHOC is an operator of the Piedra del Aguila facility. Duke Hidronor continues to be a foreign utility company by virtue of the ownership interests described herein.

(4)      PJP FACILITIES

         P.T. Puncakjaya Power
         P.T. Nusantara Power Services ("NPS")
         Duke Irian Jaya, Inc.

         As of December 31, 1997, 43% percent of the outstanding voting stock of PJP is owned by Duke Irian Jaya, Inc., a Delaware corporation ("Duke Irian Jaya"), which is a wholly owned direct subsidiary of DEG, which is a wholly owned subsidiary of DEGAD. This ownership percentage increased from 30% in December 1997. The outstanding voting stock of NPS is 40% owned by

Duke Coal Project Services Pacific, Inc., a Nevada corporation ("DCPSP"). DCPSP is a wholly owned direct subsidiary of Duke Project Services Group, Inc., a Delaware corporation ("DPSG"), which is a wholly owned direct subsidiary of Duke Capital. NPS is the operator of the PJP facilities.

(5)      LAKE CHARLES FACILITY

         Lake Charles is a wholly owned direct subsidiary of Panhandle Acquisition Three, Inc. Lake Charles owns a 50% interest in the assets described above as the Lake Charles Facility.

         (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

 (1)     GUEMES

         As of December 31, 1997, DEG had an equity investment of $6,510,000 in Duke Guemes. Duke Guemes had equity investments of ($2,685,000) in Powerco and $120,000 in Powerco Services, and Powerco had $0 equity investment in Guemes.

(2)      TRANSENER

         As of December 31, 1997, DEG had an equity investment of ($3,218,000) in Duke Transener. Duke Transener sold its equity interest in Citelec and thus its interest in Transener in June 1997.

(3)      PIEDRA DEL AGUILA

         As of December 31, 1997, DEG had an equity investment of $46,892,000 in Duke Hidronor. Duke Hidronor had an equity investment of $47,282,000 in DHCL, and DHCL had an equity investment of $46,396,000 in Hidroneuquen. Hidroneuquen had an equity investment of $275,636,000 in Piedra del Aguila. As of December 31, 1997, Duke Hidronor, along with certain other shareholders of Hidroneuquen, participated in a $30,000,000 standby credit facility for Piedra del Aguila, of which Duke Hidronor's share was $5,733,000. Duke Capital guaranteed Duke Hidronor's share of this facility. The credit facility had no amount outstanding at December 31, 1997.

(4)      PJP

        As of December 31, 1997, DEG had an equity investment of $49,755,000 in Duke Irian Jaya. Duke Irian Jaya had an equity investment of $33,826,000 in PJP. In addition, Duke Irian Jaya had $13,481,000 notes receivable due from PJP at December 31, 1997.

         As of December 31, 1997, DPSG had an equity investment of $893,000 in DCPSP. DCPSP had an equity investment of $290,000 in NPS.

(5)      LAKE CHARLES FACILITY

         As of December 31, 1997, Panhandle Acquisition Three, Inc. had an investment of ($114,000) in Lake Charles.

         (D) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

         See Exhibit A-5 for capitalization and earnings of foreign utility companies and EWG.


         (E) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

         During the reporting period, the following service contracts were in effect:

         1. Powerco Services and Guemes are parties to an Operation, Maintenance and Management Services Agreement under which Powerco Services provides operation, maintenance and management services for the Guemes Facility. Guemes reimburses Powerco Services for its direct costs incurred in providing such services plus an additional 7% of non-labor direct costs. Guemes also pays Powerco Services a fixed fee of $15,000 per month (adjusted based on increases in the GNP Implicit Price Deflator), and a quarterly variable fee of 6% of Guemes' net quarterly earnings before interest, principal, taxes and depreciation.

         2. Powerco Services and Duke Guemes Operating Corp. are parties to a Technical Assistance and Staffing Agreement, whereby Duke Guemes Operating Corp. provides technical assistance and personnel necessary to allow Powerco Services to carry out its obligations under the contract described in #1 above. Powerco Services agrees to pay to Duke Guemes Operating Corp. a fixed fee of $7,650 per month (adjusted similarly as above), and a quarterly variable fee equal to 51% of the variable fee described in #1 above.

         3. Piedra del Aguila, DHOC and two other entities are parties to a Technological Assistance and Transfer of Technology Agreement whereby DHOC and the other two parties provide technical knowledge and assistance and transfers of certain technology to Piedra del Aguila for operation of the Piedra del Aguila Facility. As compensation under the Agreement, Piedra del Aguila agrees to pay DHOC and the other parties 1.5% of its annual gross income. The fee is to be distributed equally among DHOC and the other two parties providing services under the Agreement.

         4. Duke Energy International ("DEI"), a subsidiary of DEG, has entered into a Services Agreement with Duke Guemes pursuant to which DEI provides to Duke Guemes administrative, financial and other services, as requested by Duke Guemes, related to the Guemes Facility. DEI is reimbursed by Duke Guemes for all reasonable costs incurred in its performance of such services. DEI has identical agreements with Duke Hidronor, Duke Irian Jaya, DGOC, DTOC, DHOC and DHCL, each agreement relating to the project with which such company is associated.

         5. PJP and DEI are parties to a Project Administrative Services Agreement, under which DEI provides administrative services to PJP related to PJP's insurance, credit agreement, accounting and treasury functions. DEI receives a fee based on its cost of providing such services, at rates which may be revised from time to time.

         6. PJP and NPS are parties to an Operation, Maintenance and Services Agreement under which NPS provides operation, maintenance and management services for the PJP facilities. PJP reimburses NPS for its direct costs incurred in providing such services, spare parts, and equipment. PJP also pays NPS a fixed annual fee of $700,000, to be paid in equal monthly installments (adjusted annually based on changes in the GDP Deflator Ratio), plus an incentive fee.

         7. Duke Engineering & Services, Inc. ("DE&S"), an indirect wholly owned subsidiary of Duke Capital, and Piedra del Aguila are parties to a Master Services Agreement under which DE&S has agreed to furnish certain engineering and related services which Piedra del Aguila may request from time to time. Piedra del Aguila has agreed to reimburse DE&S at agreed-upon hourly rates for labor, DE&S' commercial rates plus 10% for non-labor charges, and any additional amounts arising out of Argentine government requirements.

         8. DE&S and Guemes are parties to a Master Services Agreement under which DE&S has agreed to furnish certain engineering and related services which Guemes may request from time to time. Guemes has agreed to reimburse DE&S at agreed-upon hourly rates for labor, DE&S' actual costs for non-labor charges, some of which will be increased by 10%, and any additional amounts arising out of Argentine government requirements.

         9. Lake Charles and Trunkline LNG Company, a wholly owned indirect subsidiary of Duke Capital, are parties to an Operating Agreement under which Trunkline LNG Company provides operating and maintenance services. Lake Charles pays its pro-rata share of direct expenses.

         10. Lake Charles and Duke Energy Trading and Marketing (DETM) are parties to a service agreement under which DETM sells gas, arranges transmission service and markets energy on behalf of Lake Charles.

         11. Transener, DTOC and four other entities were parties to a Technical Assistance Agreement for the Operation, Maintenance and Management of the Transener Facilities. DTOC and the other parties provided technical assistance to Transener in connection with its operation, maintenance and management of the Transener Facilities. Transener paid to DTOC and the other parties a fee equal to five percent of Transener's annual income, distributed pro rata based upon ownership in Citelec, Transener's direct parent. This Agreement was terminated upon the sale of Duke Transener's interest in Citelec, as described herein.

         The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1998.



                                        DUKE ENERGY CORPORATION



                                        By:     _____________________________
                                                Jeffrey L. Boyer
                                                Vice President and
                                                Corporate Controller
{CORPORATE SEAL}

ATTEST:




----------------------
Robert T. Lucas III

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                            W. Edward Poe, Jr.
                                            Secretary and Deputy General Counsel
                                            Duke Energy Corporation PB05E
                                            422 South Church Street
                                            Charlotte, North Carolina 28242-0001

                                                                       EXHIBIT A


         A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of the Claimant and its subsidiary companies as of the close of such calendar year.


Exhibit A-1        Consolidating Statement of Income of Duke Energy
                   Corporation for 1997 and Consolidating Balance Sheet of Duke
                   Energy Corporation as of December 31, 1997.

Exhibit A-2        Consolidating Statement of Common Stockholders' Equity of
                   Duke Energy Corporation for 1997.

Exhibit A-3        Unconsolidated Statements of Income and Retained Earnings of
                   Foreign Utility Companies Wholly Owned by Claimant for 1997 and Unconsolidated Balance Sheets of Foreign Utility
                   Companies Wholly Owned by Claimant as of December 31, 1997.

Exhibit A-4        Statement of Income and Retained Earnings of the
                   Exempt Wholesale Generator for 1997 and Balance Sheet of the Exempt Wholesale Generator as of December 31,
                   1997.

Exhibit A-5        Duke Energy Corporation Capitalization and Earnings of
                   Foreign Utility Companies and the Exempt Wholesale Generator as of and for the year ended December 31, 1997.

DUKE ENERGY CORPORATION
CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 1997
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)




Exhibit A-1


                                                                                UNCONSOLIDATED
                                                                                  DUKE ENERGY       NANTAHALA            DUKE
                                                                                  CORPORATION    POWER AND LIGHT     CAPITAL CORP.
                                                                                  -----------    ---------------     -------------
OPERATING REVENUES
      Natural gas and petroleum products
          Sales, trading and marketing of natural gas and petroleum products             $ -               $ -           $ 8,150.7
          Transportation and storage of natural gas                                        -                 -             1,503.5
      Electric
          Generation, transmission, and distribution                                   4,296.1              65.2               -
          Trading and marketing of electricity                                             -                 -             1,664.9
      Other                                                                              463.6               -               595.7

                                                                              ----------------  ----------------  ----------------
          Total operating revenues                                                     4,759.7              65.2          11,914.8
                                                                              ----------------  ----------------  ----------------

OPERATING EXPENSES
      Natural gas and petroleum products purchased                                         -                 -             7,705.2
      Fuel used in electric generation                                                   742.8               -                 -
      Net interchange and purchased power                                                302.1              26.9           1,658.0
      Other operation and maintenance                                                  1,446.9              13.0           1,278.8
      Depreciation and amortization                                                      493.4               5.3             342.0
      Property and other taxes                                                           269.1               4.6              95.0

                                                                              ----------------  ----------------  ----------------
          Total operating expenses                                                     3,254.3              49.8          11,079.0
                                                                              ----------------  ----------------  ----------------

OPERATING INCOME                                                                       1,505.4              15.4             835.8
                                                                              ----------------  ----------------  ----------------

OTHER INCOME AND EXPENSES
      Deferred returns and allowance for funds used
          during construction                                                            106.4               -                 3.0
      Other, net                                                                          (5.3)              0.3              33.7

                                                                              ----------------  ----------------  ----------------
          Total other income and expenses                                                101.1               0.3              36.7
                                                                              ----------------  ----------------  ----------------

EARNINGS BEFORE INTEREST AND TAXES                                                     1,606.5              15.7             872.5

INTEREST EXPENSE                                                                         252.3               5.4             214.2

MINORITY INTERESTS                                                                         1.6               -                21.4
                                                                              ----------------  ----------------  ----------------

EARNINGS BEFORE INCOME TAXES                                                           1,352.6              10.3             636.9

INCOME TAXES                                                                             378.2               3.9             256.6
                                                                              ----------------  ----------------  ----------------

NET INCOME                                                                               974.4               6.4             380.3

DIVIDENDS AND PREMIUMS ON REDEMPTION OF
      PREFERRED AND PREFERENCE STOCK                                                      72.8                 -                 -
                                                                                ----------------  ----------------  ----------------
EARNINGS AVAILABLE FOR COMMON STOCKHOLDERS                                             $ 901.6             $ 6.4           $ 380.3
                                                                              ================  ================  ================



                                                                                           Exhibit A-1
                                                                                           (continued)

                                                                                    OTHER
                                                                                SUBSIDIARIES &    CONSOLIDATED
                                                                                 ELIMINATION      DUKE ENERGY
                                                                                   ENTRIES        CORPORATION
                                                                                   -------        -----------
OPERATING REVENUES
      Natural gas and petroleum products
          Sales, trading and marketing of natural gas and petroleum products            $ -              $ 8,150.7
          Transportation and storage of natural gas                                       -                1,503.5
      Electric
          Generation, transmission, and distribution                                    (26.8)             4,334.5
          Trading and marketing of electricity                                            -                1,664.9
      Other                                                                            (404.0)               655.3
                                                                             ----------------  -------------------
          Total operating revenues                                                     (430.8)            16,308.9
                                                                             ----------------  -------------------

OPERATING EXPENSES
      Natural gas and petroleum products purchased                                        -                7,705.2
      Fuel used in electric generation                                                    -                  742.8
      Net interchange and purchased power                                               (26.8)             1,960.2
      Other operation and maintenance                                                   (17.8)             2,720.9
      Depreciation and amortization                                                       0.3                841.0
      Property and other taxes                                                            0.1                368.8
                                                                             ----------------  -------------------
          Total operating expenses                                                      (44.2)            14,338.9
                                                                             ----------------  -------------------

OPERATING INCOME                                                                       (386.6)             1,970.0
                                                                             ----------------  -------------------

OTHER INCOME AND EXPENSES
      Deferred returns and allowance for funds used
          during construction                                                             -                  109.4
      Other, net                                                                          -                   28.7
                                                                             ----------------  -------------------
          Total other income and expenses                                                 -                  138.1
                                                                             ----------------  -------------------

EARNINGS BEFORE INTEREST AND TAXES                                                     (386.6)             2,108.1

INTEREST EXPENSE                                                                         (0.1)               471.8

MINORITY INTERESTS                                                                        -                   23.0
                                                                             ----------------  -------------------

EARNINGS BEFORE INCOME TAXES                                                           (386.5)             1,613.3

INCOME TAXES                                                                              0.2                638.9
                                                                             ----------------  -------------------

NET INCOME                                                                             (386.7)               974.4

DIVIDENDS AND PREMIUMS ON REDEMPTION OF
      PREFERRED AND PREFERENCE STOCK                                                        -                 72.8
                                                                               ----------------  -------------------
EARNINGS AVAILABLE FOR COMMON STOCKHOLDERS                                           $ (386.7)             $ 901.6
                                                                             ================  ===================

COMMON STOCK DATA
      Average shares outstanding...............................................................             359.8
      Earnings per share
          Basic................................................................................            $ 2.51
          Dilutive.............................................................................            $ 2.50
      Dividends per share......................................................................            $ 1.90



      Data reflects accounting for the merger between the Claimant and PanEnergy as a pooling of interests. As a result, the data gives effect to the merger as if it had occurred as of January 1, 1997.

DUKE ENERGY CORPORATION                                           Exhibit A-1
CONSOLIDATING BALANCE SHEET                                       (continued)
DECEMBER 31, 1997
(IN MILLIONS)

                                                                                                         DIVERSIFIED
                                                       UNCONSOLIDATED                                   BUSINESSES &   CONSOLIDATED
                                                        DUKE ENERGY       NANTAHALA          DUKE       ELIMINATION    DUKE ENERGY
                                                        CORPORATION    POWER AND LIGHT   CAPITAL CORP.    ENTRIES      CORPORATION
                                                        -----------    ---------------   -------------    -------      -----------
ASSETS

CURRENT ASSETS
      Cash and cash equivalents                              $ 13.3            $ 0.1           $ 94.3         $ 1.7   $    109.4
      Receivables                                             760.0             11.1          1,621.4        (111.7)     2,280.8
      Inventory                                               254.3              3.4            182.4           -          440.1
      Current portion of natural gas transition costs           -                -               66.9           -           66.9
      Current portion of purchased capacity costs              76.2              -                -             -           76.2
      Unrealized gains on mark to market transactions           -                -              551.3           -          551.3
      Other                                                    20.4              0.1            140.0           -          160.5
                                                       ------------  ---------------  ---------------  ------------  -----------
          Total current assets                              1,124.2             14.7          2,656.3        (110.0)     3,685.2
                                                       ------------  ---------------  ---------------  ------------  -----------

INVESTMENTS AND OTHER ASSETS
      Investments in affiliates                                 -                -              685.9           -          685.9
      Nuclear decommissioning trust funds                     471.1              -                -             -          471.1
      Pre-funded pension costs                                 34.9              -              302.6           -          337.5
      Goodwill, net                                             -                -              503.6           -          503.6
      Notes receivable                                          -                -              239.6           -          239.6
      Other                                                 3,480.6              -              155.2      (3,425.9)       209.9
                                                       ------------  ---------------  ---------------  ------------  -----------
          Total investments and other assets                3,986.6              -            1,886.9      (3,425.9)     2,447.6
                                                       ------------  ---------------  ---------------  ------------  -----------

PROPERTY, PLANT AND EQUIPMENT
      Cost                                                 15,484.4            237.5          9,696.5          29.7     25,448.1
      Less accumulated depreciation and amortization        5,994.1             86.5          3,631.3           0.3      9,712.2
                                                       ------------  ---------------  ---------------  ------------  -----------
          Net property, plant and equipment                 9,490.3            151.0          6,065.2          29.4     15,735.9
                                                       ------------  ---------------  ---------------  ------------  -----------

REGULATORY ASSETS AND DEFERRED DEBITS
      Purchased capacity costs                                759.4              -                -             -          759.4
      Debt expense                                            187.5              -               65.6           -          253.1
      Regulatory asset related to income taxes                494.1              -               16.9           -          511.0
      Natural gas transition costs                              -                -              193.7           -          193.7
      Environmental clean-up costs                              -                -              103.6           -          103.6
      Other                                                   221.0             17.2            108.6          (7.5)       339.3
                                                       ------------  ---------------  ---------------  ------------  -----------
          Total regulatory assets and deferred debits       1,662.0             17.2            488.4          (7.5)     2,160.1
                                                       ------------  ---------------  ---------------  ------------  -----------

      TOTAL ASSETS                                       $ 16,263.1          $ 182.9       $ 11,096.8    $ (3,514.0)  $ 24,028.8
                                                       ============  ===============  ===============   ===========  ===========

Data reflects accounting for the merger between the Claimant and PanEnergy as a pooling of interests. As a result, the data gives effect to the merger as if it had occurred as of January 1, 1997.

DUKE ENERGY CORPORATION                                            Exhibit A-1
CONSOLIDATING BALANCE SHEET                                        (continued)
DECEMBER 31, 1997
(IN MILLIONS)


                                                               UNCONSOLIDATED
                                                                DUKE ENERGY      NANTAHALA         DUKE
                                                                CORPORATION   POWER AND LIGHT  CAPITAL CORP.
                                                                -----------   ---------------  -------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
      Accounts payable                                            $ 400.4           $ 4.3         $ 1,027.2
      Notes payable and commercial paper                             15.4            16.4             137.7
      Taxes accrued                                                   3.5             1.9             119.3
      Interest accrued                                               60.5               -              50.7
      Current portion of natural gas transition liabilities             -               -              35.0
      Current portion of environmental clean-up liabilities             -               -              26.4
      Current maturities of long-term debt                           52.5             2.3              22.5
      Unrealized losses on mark to market transactions                  -               -             537.8
      Other                                                         196.2             3.6             640.5
                                                              -----------   -------------   ---------------
          Total current liabilities                                 728.5            28.5           2,597.1
                                                              -----------   -------------   ---------------

LONG-TERM DEBT                                                    3,545.9            65.3           2,918.8
                                                              -----------   -------------   ---------------

DEFERRED CREDITS AND OTHER LIABILITIES
      Deferred income taxes                                       2,334.0             8.7           1,363.9
      Investment tax credit                                         238.0             0.9               -
      Nuclear decommissioning costs externally funded               471.1             -                 -
      Natural gas transition liabilities                              -               -                78.4
      Environmental clean-up liabilities                              -               -               157.6
      Other                                                         577.9            11.8             447.3
                                                              -----------   -------------   ---------------
          Total deferred credits and other liabilities            3,621.0            21.4           2,047.2
                                                              -----------   -------------   ---------------

MINORITY INTERESTS                                                    -               -               168.3
                                                              -----------   -------------   ---------------

GUARANTEED PREFERRED BENEFICIAL INTERESTS
      IN CORPORATION'S SUBORDINATED NOTES                           339.0             -                 -
                                                              -----------   -------------   ---------------

PREFERRED AND PREFERENCE STOCK
      Preferred and preference stock with sinking fund
        requirements                                                149.0             -                 -
      Preferred and preference stock without sinking fund
        requirements                                                340.0             -                 -
                                                              -----------   -------------   ---------------
          Total preferred and preference stock                      489.0             -                 -
                                                              -----------   -------------   ---------------

COMMON STOCKHOLDERS' EQUITY
      Common stock, no par, 500 million shares authorized;
          359.8 million  shares outstanding at December
          31, 1997                                                4,283.7             0.4               -
      Paid in capital                                                 -               2.3           2,765.5
      Retained earnings                                           3,256.0            65.0             599.9
                                                              -----------   -------------   ---------------
          Total common stockholders' equity                       7,539.7            67.7           3,365.4
                                                              -----------   -------------   ---------------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $ 16,263.1         $ 182.9        $ 11,096.8
                                                              ===========   =============   ===============


                                                                                             Exhibit A-1
                                                                                             (continued)


                                                               DIVERSIFIED
                                                               BUSINESSES &   CONSOLIDATED
                                                               ELIMINATION     DUKE ENERGY
                                                                  ENTRIES      CORPORATION
                                                                  -------      -----------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
      Accounts payable                                              $ (73.2)     $  1,358.7
      Notes payable and commercial paper                                -             169.5
      Taxes accrued                                                     0.1           124.8
      Interest accrued                                                  -             111.2
      Current portion of natural gas transition liabilities             -              35.0
      Current portion of environmental clean-up liabilities             -              26.4
      Current maturities of long-term debt                              -              77.3
      Unrealized losses on mark to market transactions                  -             537.8
      Other                                                            (5.8)          834.5
                                                              -------------   -------------
          Total current liabilities                                   (78.9)        3,275.2
                                                              -------------   -------------

LONG-TERM DEBT                                                          -           6,530.0
                                                              -------------   -------------

DEFERRED CREDITS AND OTHER LIABILITIES
      Deferred income taxes                                            (0.1)        3,706.5
      Investment tax credit                                             -             238.9
      Nuclear decommissioning costs externally funded                   -             471.1
      Natural gas transition liabilities                                -              78.4
      Environmental clean-up liabilities                                -             157.6
      Other                                                            (1.9)        1,035.1
                                                              -------------   -------------
          Total deferred credits and other liabilities                 (2.0)        5,687.6
                                                              -------------   -------------

MINORITY INTERESTS                                                      -             168.3
                                                              -------------   -------------

GUARANTEED PREFERRED BENEFICIAL INTERESTS
      IN CORPORATION'S SUBORDINATED NOTES                               -             339.0
                                                              -------------   -------------

PREFERRED AND PREFERENCE STOCK
      Preferred and preference stock with sinking fund
        requirements                                                    -             149.0
      Preferred and preference stock without sinking fund
        requirements                                                    -             340.0
                                                              -------------   -------------
          Total preferred and preference stock                          -             489.0
                                                              -------------   -------------

COMMON STOCKHOLDERS' EQUITY
      Common stock, no par, 500 million shares authorized;
          359.8 million  shares outstanding at December
          31, 1997                                                     (0.4)        4,283.7
      Paid in capital                                              (2,767.8)            -
      Retained earnings                                              (664.9)        3,256.0
                                                              -------------   -------------
          Total common stockholders' equity                        (3,433.1)        7,539.7
                                                              -------------   -------------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $ (3,514.0)     $ 24,028.8
                                                              =============   =============


Data reflects accounting for the merger between the Claimant and PanEnergy as a pooling of interests. As a result, the data gives effect to the merger as if it had occurred as of January 1, 1997.

DUKE ENERGY CORPORATION
CONSOLIDATING STATEMENT OF COMMON STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 1997
(IN MILLIONS)


                                                                                                       Exhibit A-2





                                                                     UNCONSOLIDATED
                                                                      DUKE ENERGY        NANTAHALA          DUKE
                                                                      CORPORATION     POWER AND LIGHT   CAPITAL CORP.
                                                                      -----------     ---------------   -------------
COMMON STOCK
             Balance at beginning of year                               $ 4,289.3              $ 0.4           $ -
             Dividend reinvestment and employee benefits                     (9.9)               -               -
             Other capital stock transactions, net                            4.3                -               -
                                                                    -------------   ----------------   ------------
                         BALANCE AT END OF YEAR                           4,283.7                0.4             -
                                                                    -------------    ---------------   ------------

PAID IN CAPITAL
             Balance at beginning of year                                     -                  2.3         2,744.6
             Other capital stock transactions, net                            -                  -              20.9
                                                                    ------------     ---------------   -------------
                         BALANCE AT END OF YEAR                               -                  2.3         2,765.5
                                                                    ------------     ---------------   -------------

RETAINED EARNINGS
             Balance at beginning of year                                 3,051.9               58.6           315.5
             Net income                                                     974.4                6.4           380.3
             Common stock dividends                                        (682.2)               -             (82.6)
             Preferred and preference stock dividends and premiums
                         on redemptions                                     (72.8)               -
             Other capital stock transactions, net                          (15.3)               -             (13.3)
                                                                     ------------     --------------    -------------
                         BALANCE AT END OF YEAR                           3,256.0               65.0           599.9
                                                                     ------------     --------------    -------------

TOTAL COMMON STOCKHOLDERS' EQUITY                                       $ 7,539.7             $ 67.7       $ 3,365.4
                                                                     ============      ==============   =============


                                                                        DIVERSIFIED
                                                                        BUSINESSES &    CONSOLIDATED
                                                                       ELIMINATION      DUKE ENERGY
                                                                         ENTRIES        CORPORATION
                                                                       -------------     -----------
COMMON STOCK
             Balance at beginning of year                                   $ (0.4)       $ 4,289.3
             Dividend reinvestment and employee benefits                       -               (9.9)
             Other capital stock transactions, net                             -                4.3
                                                                     --------------   -------------
                         BALANCE AT END OF YEAR                               (0.4)         4,283.7
                                                                     --------------   -------------

PAID IN CAPITAL
             Balance at beginning of year                                 (2,746.9)              -
             Other capital stock transactions, net                           (20.9)              -
                                                                     --------------   -------------
                         BALANCE AT END OF YEAR                           (2,767.8)              -
                                                                     --------------   -------------

RETAINED EARNINGS
             Balance at beginning of year                                   (374.1)         3,051.9
             Net income                                                     (386.7)           974.4
             Common stock dividends                                           82.6           (682.2)
             Preferred and preference stock dividends and premiums
                         on redemptions                                        -              (72.8)
             Other capital stock transactions, net                            13.3            (15.3)
                                                                     -------------   --------------
                         BALANCE AT END OF YEAR                             (664.9)         3,256.0
                                                                     -------------  ---------------

TOTAL COMMON STOCKHOLDERS' EQUITY                                       $ (3,433.1)       $ 7,539.7
                                                                     =============  ===============


Data reflects accounting for the merger between the Claimant and PanEnergy as a pooling of interests. As a result, the data gives effect to the merger as if it had occurred as of January 1, 1997.

               FOREIGN UTILITY COMPANIES WHOLLY OWNED BY CLAIMANT
            UNCONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                   (UNAUDITED)


                                                                                                          Exhibit A-3



                                                             DUKE          DUKE           DUKE           DUKE
                                                            GUEMES       TRANSENER      HIDRONOR      IRIAN JAYA
                                                      -----------------------------------------------------------
Operating Revenues                                        $ (448,068)    $ 818,524      $ (4,293)    $ 4,443,545

Operating Expenses
  Other operation and maintenance                         12,048,520       150,015       300,000         300,000
  Depreciation and amortization                               57,936        58,498       185,975         202,622
                                                          ----------      --------      --------         -------
     Total Operating Expenses                             12,106,456       208,513       485,975         502,622
                                                          ----------      --------      --------         -------

Operating Income                                         (12,554,524)      610,011      (490,268)      3,940,923

Other Income, Net                                            162,681     9,432,743        99,160             (19)
                                                          ----------    ----------      --------       ---------

Income Before Income Taxes                               (12,391,843)   10,042,754      (391,108)      3,940,904

Income Taxes                                              (4,368,074)    3,478,157       (92,681)      1,693,438
                                                          ----------    ----------      --------       ---------

Net Income (Loss)                                         (8,023,769)    6,564,597      (298,427)      2,247,466

Retained earnings (deficit) - beginning of the period     (8,707,146)    1,076,976       526,339       1,945,271
Dividends paid to parent                                          -       (370,000)     (125,000)     (2,158,000)
                                                         -----------      --------     ---------      ----------
Retained earnings (deficit) - end of the period        $ (16,730,915)  $ 7,271,573     $ 102,912     $ 2,034,737
                                                       =============   ===========     =========     ===========

               FOREIGN UTILITY COMPANIES WHOLLY OWNED BY CLAIMANT
                          UNCONSOLIDATED BALANCE SHEETS
                             AS OF DECEMBER 31, 1997
                                   (UNAUDITED)



                                                                                                   Exhibit A-3
                                                                                                   (continued)


                                                   DUKE           DUKE           DUKE          DUKE
                                                  GUEMES       TRANSENER       HIDRONOR     IRIAN JAYA
                                            ------------------------------------------------------------
Current Assets
  Cash and cash equivalents                      $ 73,795       $ 65,736       $ 31,409     $ 1,284,855
  Receivables                                     363,332        526,348        309,001          53,842
  Other                                                -              -          42,409              -
                                                  -------       --------        -------       ---------
     Total current assets                         437,127        592,084        382,819       1,338,697
                                                  -------       --------        -------       ---------

Investments and Other
  Investments in affiliates                    (2,684,685)             -     47,281,813      33,825,826
  Other                                           283,121         30,540        275,941      14,022,763
                                               ----------        -------     ----------      ----------
     Total investments and other               (2,401,564)        30,540     47,557,754      47,848,589
                                               ----------        -------     ----------      ----------

Total Assets                                 $ (1,964,437)     $ 622,624   $ 47,940,573    $ 49,187,286
                                            ============================================================

Current Liabilities
  Accounts payable                              $ 277,294    $ 3,348,349       $ 95,073     $ 1,123,371
  Taxes accrued                                    (3,748)       299,085         (2,693)         95,683
                                                ---------      ---------      ---------       ---------
     Total current liabilities                    273,546      3,647,434         92,380       1,219,054
                                                ---------      ---------      ---------       ---------

Deferred Income Taxes                          (8,748,068)       193,161        956,265      (1,786,782)

Common Stockholder's Equity
  Common stock                                      1,000          1,000          1,000           1,000
  Paid in capital                              23,240,000    (10,490,544)    46,788,016      47,719,277
  Retained earnings (deficit)                 (16,730,915)     7,271,573        102,912       2,034,737
                                              -----------     ----------     ----------      ----------
     Total common stockholder's equity          6,510,085     (3,217,971)    46,891,928      49,755,014
                                              -----------     ----------     ----------      ----------

Total Liabilities And Stockholder's Equity   $ (1,964,437)     $ 622,624   $ 47,940,573    $ 49,187,286
                                            ============================================================

                     EXEMPT WHOLESALE GENERATOR OF CLAIMANT
                   STATEMENT OF INCOME AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                   (UNAUDITED)





                                                                               Exhibit A-4




                                                                           LAKE
                                                                          CHARLES
                                                                         ----------
Operating Revenues                                                      $ (34,871)
Operating Expenses-Depreciation and Amortization                           79,794
                                                                        ----------
Operating Income                                                         (114,665)
Income Taxes                                                                    -
                                                                        ---------
Net Income (Loss)                                                        (114,665)
Retained earnings (deficit) - beginning of the period                           -
                                                                        ---------
Retained earnings (deficit) - end of the period                        $ (114,665)
                                                                       ==========

                     EXEMPT WHOLESALE GENERATOR  OF CLAIMANT
                                 BALANCE SHEET
                             AS OF DECEMBER 31, 1997
                                   (UNAUDITED)




                                                                   Exhibit A-4
                                                                   (continued)




                                                        LAKE
                                                       CHARLES
                                                     ----------
Property, Plant and Equipment
  Cost                                                 2,592,299
  Less accumulated depreciation                          (79,794)
                                                     -----------
     Net property, plant and equipment                 2,512,505
                                                     -----------
Total Assets                                         $ 2,512,505
                                                     ===========
Current Liabilities-Accounts Payable                 $    46,272
Deferred Credits and Other Liabilities                 2,579,898

Common Stockholder's Equity
  Common stock                                             1,000
  Retained earnings (deficit)                           (114,665)
                                                     -----------
     Total common stockholder's equity                  (113,665)
                                                     -----------
Total Liabilities and Stockholder's Equity           $ 2,512,505
                                                     ===========

                             DUKE ENERGY CORPORATION
            CAPITALIZATION AND EARNINGS OF FOREIGN UTILITY COMPANIES
                         AND THE EXEMPT WHOLESALE GENERATOR
                   AS OF AND FOR YEAR ENDED DECEMBER 31, 1997
                                    ( US $ )
                                   (UNAUDITED)



                                                                Exhibit A-5


 CAPITALIZATION:
                                                      Amount
                                                      ------

 GUEMES
      Shareholders' Equity                               $ 63,542,000
      Long-term Debt                                       60,680,000
                                              ------------------------
      Total Capitalization                              $ 124,222,000
                                              ========================


 TRANSENER                 (NOTE 1)
      Shareholders' Equity                                        $ -
      Short-term Debt                                               -
      Long-term Debt                                                -
                                              ------------------------
      Total Capitalization                                        $ -
                                              ========================


 PIEDRA DEL AGUILA
      Shareholders' Equity                              $ 467,178,986
      Long-term Debt                                      428,192,372
                                             -------------------------
      Total Capitalization                              $ 895,371,358
                                              ========================


 PJP
      Shareholders' Equity                               $ 78,317,157
      Short-term Debt                                      15,664,702
      Long-term Debt                                      466,674,300
                                              ------------------------
      Total Capitalization                              $ 560,656,159
                                              ========================


 NPS
      Shareholders' Equity                                   $725,000
      Long-term Debt                                                -
                                              ------------------------
      Total Capitalization                                   $725,000
                                              ========================




 LAKE CHARLES
      Shareholders' Equity                                 $ (113,665)
      Advance                                               2,579,898
                                              ------------------------
      Total Capitalization                                $ 2,466,233
                                              ========================


 EARNINGS (100%):

      Guemes                                             $ (3,342,170)
                                              ========================

      Transener                                          $ 11,416,009
                                              ========================

      Piedra del Aguila                                  $ (4,305,113)
                                              ========================

      PJP                                                $ 13,522,037
                                              ========================

      NPS                                                         $ -
                                              ========================

      Lake Charles                                         $ (114,665)
                                              ========================

      Note 1: Equity interest in Transener was sold as of June 1997.

                                                                       EXHIBIT B



                             FINANCIAL DATA SCHEDULE
                DUKE ENERGY CORPORATION CONSOLIDATED INFORMATION
                              (DOLLARS IN MILLIONS)





Total Assets                                                         $  24,028.8

Total Operating Revenues                                             $  16,308.9

Net Income                                                           $     974.4

                                                                       EXHIBIT C



         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.


Exhibit C-1        Chart showing relationship of Guemes to associate companies in the holding- company system.

Exhibit C-2        Chart showing relationship of Transener to associate
                   companies in the holding company system.

Exhibit C-3        Chart showing relationship of Piedra del Aguila to associate companies in the holding-company system.

Exhibit C-4        Chart showing relationship of PJP to associate companies in the holding- company system.


Exhibit C-5        Chart showing relationship of Lake Charles to associate
                   companies in the holding-company system.

                                                                     EXHIBIT C-1

                                     GUEMES

                                    Claimant

                                  Duke Capital

                                    PanEnergy

                           Duke Energy Services, Inc.

                                      DEGAD

                                       DEG
                                                               DGOC


                                   Duke Guemes
                                                        51%    Powerco
                                                               Services
                                              25%

                                  Powerco S.A.
                                              60%
                                     Guemes

                  Ownership is 100% unless otherwise specified.

                                                                     EXHIBIT C-2

                                    TRANSENER

                                    Claimant

                                  Duke Capital

                                    PanEnergy

                           Duke Energy Services, Inc.

                                      DEGAD

                                       DEG

                                 Duke Transener

                                 Duke Transener
                                 Operating Corp.


                           Entire equity interest in
                               Citelec was sold
                           in June 1997. Ownership
                       is 100% unless otherwise specified.

                                                                     EXHIBIT C-3
                                PIEDRA DEL AGUILA

                                    Claimant

                                  Duke Capital

                                    PanEnergy

                           Duke Energy Services, Inc.

                                      DEGAD

                                       DEG

                                  Duke Hidronor                     DHOC

                                      DHCL

                                                 16.54%

                                  Hidroneuquen

                                                59%

                                Piedra del Aguila

                  Ownership is 100% unless otherwise specified.

                                                                     EXHIBIT C-4
                                       PJP

                                    Claimant

                                  Duke Capital                      DPSG

                                    PanEnergy

                                                                    DCPSP

                           Duke Energy Services, Inc.
                                                                           40%
                                                                    NPS
                                      DEGAD

                                       DEG

                                 Duke Irian Jaya

                                                 43%
                                       PJP


                  Ownership is 100% unless otherwise specified.

                                                                     EXHIBIT C-5



                                  LAKE CHARLES

                                    Claimant

                                  Duke Capital

                                    PanEnergy

                              Panhandle Acquisition
                                   Three, Inc.

                                  Lake Charles


                  Ownership is 100% unless otherwise specified.

EXHIBIT D





         Map showing principal generating plants, transmission lines, and distribution facilities of Claimant and NP&L. Reference is made to Exhibit C of the Claimant's Form U-3A-2, File Number 69-351, for the year ended December 31, 1993, filed under cover of Form SE on February 25, 1994. Such exhibit is hereby incorporated herein by reference.